Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2010 Annual Meeting of Stockholders held on September 22, 2010, the Fund's stockholders elected five Directors, consisting of:
	Votes For	Votes Withheld
*Richard M. Galkin	24,489,348	1,524,506
*Mark R. Fetting	24,516,619	1,497,235
*Arthur S. Mehlman	24,482,891	1,530,963
**Patricia W. Chadwick	2,163,807	136,925
**David L. Meister	2,162,109	138,623

*Common Stock and Preferred Stock voting together as a single class

**Preferred Stock voting as a separate class